Exhibit A

Members of the Boards of Managers of New York Life Investment Management Holdings LLC and NYLIM

Naim Abou-Jaoude
Francis M. Harte
Alain Karaoglan
Craig Sabal

Executive Officers of New York Life Investment Management Holdings LLC and NYLIM

Naim Abou-Jaoude, Chairman & Chief Executive Officer
Francis M. Harte, Senior Managing Director, Chief Financial Officer and Treasurer
Kirk Lehneis, Senior Managing Director and Head of US Retail
Melissa Kuan, Managing Director and Head of Strategy & Business Development
Kevin Bopp, Senior Vice President and Chief Compliance Officer
Maureen Cronin, Senior Vice President, General Counsel and Assistant Secretary